UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Clearfield, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	000-16106	41-1347235
State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

5480 Nathan Lane North, Suite 120 Plymouth, Minnesota	55442
(Address of principal executive offices)	(Zip Code)

Daniel Herzog (763) 476-6866
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Introduction

Clearfield, Inc. (the “Company” or “Clearfield”) manufactures, markets and sells an end-to-end fiber management and enclosure platform that consolidates, distributes and protects fiber as it moves from the inside plant to the outside plant and all the way to the home, business and cell site.

This Specialized Disclosure Report on Form SD (“Form SD”) for the reporting period from January 1 to December 31, 2013 is being furnished by the Company in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”).  Please refer to the Rule, the instructions to Form SD and the release relating to the Rule (SEC File No. 34-67716 dated August 22, 2012) for definitions of certain terms used in this Form SD that are not otherwise defined herein.

Application of Rule

The Company has determined that certain conflict minerals are necessary to the functionality or production of certain products the Company manufactured or contracted to manufacture in the reporting period of January 1, 2013 to December 31, 2013.

Clearfield’s product lines are classified as either copper or fiber connectivity related. Certain copper products (for example, cables assemblies used to connect computers and networks) are made with metal compounds that contain the conflict minerals of tin and gold (the “Covered Products”).  Our fiber connectivity products contain a wide variety of materials that do not contain conflict minerals.

Accordingly, for the purposes of this assessment only Clearfield’s copper connectivity products were considered as the Company’s other products either do not contain conflict minerals, the conflict minerals are not necessary to the functionality or production of the product, or the Company does not manufacture or contract to manufacture the product.

As required by the Rule, the Company conducted in good faith a reasonable country of origin inquiry regarding the necessary conflict minerals included in the Covered Products.  This reasonable country of origin inquiry was reasonably designed to determine whether any of the conflict minerals originated in Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources.

Conflict Minerals Disclosure

Determination

Based upon the reasonable country of origin inquiry described below as the 2013 ROIC, the Company has determined that it has no reason to believe that conflict minerals necessary to the functionality or production of Covered Products may have originated in any Covered Country.  None of the conflict minerals in the Covered Products came from recycled or scrap sources.

Reasonable Country of Origin Inquiry and Results

The Company’s reasonable country of origin inquiry for 2013, as described below (the “2013 RCOI”), was been developed with reference to the 2nd edition of The Organisation for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements applicable to the conflict minerals.  The Company designed its 2013 RCOI to conform in substantial respects described below to the five step due diligence framework of the OECD Guidance.

The Company’s 2013 RCOI consisted of the following:

1.	Establish strong company management systems

The Company has adopted a company policy regarding conflict minerals in its supply chain and has communicated this policy to all suppliers.  The Company is working to incorporate its policy into supply contracts and arrangements with new suppliers or renewed supply arrangements.  This policy is publicly available on the Company’s website at www.clearfieldconnection.com by following the link under “Contact Us.”  The content of the Company’s website is included for general information only and is not incorporated by reference in this Form SD.

The Company has strengthened its competence in supply chain management to support conflict mineral due diligence through additional training, additional control processes designed to provide transparency to conflict minerals in the Company’s supply chain, and establishment of a management system for review of conflict minerals in the Company’s supply chain.  The management system includes the development of a working group sponsored by the Chief Financial Officer of the Company and a team of subject matter experts from relevant functions such as finance, supply chain management, and its quality department.  The working group is responsible for implementing the Company’s conflict minerals policy, conducting the 2013 ROIC and designing and implementing future improvements to the Company’s conflict minerals supply chain management.  The Company’s executive officers were briefed about the 2013 ROIC on a regular basis.  The Company has retained all relevant documentation relating to its 2013 ROIC.

2.	Identify and assess risk in the supply chain

The Company first identified all of its active suppliers that may supply products to the Company (components, subassemblies and materials) containing conflict minerals.  For this purpose, the Company identified for the next step of the risk assessment process those suppliers that offered products containing conflict minerals for sale generally whether or not the Company actually purchased those products in 2013.

The Company next conducted a survey of these suppliers using an adapted template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template.  The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.

Through various follow-up efforts directly with suppliers, communications by telephone and email, and repeat surveys, the Company received properly and fully completed templates from suppliers providing approximately 87% of the dollar volume of all purchases in 2013 that were not outside the supply chain prior to January 31, 2013.  Through the templates, these suppliers indicated that there were no conflict minerals originating in the Covered Countries in products supplied to the Company and that the supplier had reasonable policies and procedures in place to make such an assessment. For the suppliers of the remaining 13% of the dollar volume of all purchases in 2013 that were not outside the supply chain prior to January 31, 2013, the Company either did not receive properly or fully completed templates as a response or the supplier indicated that it was unable to state the country of origin of the conflict minerals in products it supplied to the Company.  No supplier indicated through its responses to the template or otherwise that any of the conflict minerals included in products supplied to the Company originated in any Covered Country.

For the non-responsive suppliers described above, the Company reviewed additional available information, both publicly available and generated in the course of the supply relationship, to determine if there exist warning signs or other circumstances indicating that the small remaining amount of conflict minerals originated or may have originated in the Covered Countries.  No available information indicated that the small remaining amount of conflict minerals originated or may have originated in the Covered Countries.

Based upon the 2013 ROIC described above, the Company has determined that it has no reason to believe that conflict minerals necessary to the functionality or production of Covered Products may have originated in any Covered Country.

3.	Design and implement a strategy to respond to identified risks

The working group has reported the results of the 2013 ROIC to the Company’s executive officers, as well as other management personnel involved in supply chain management, in order to allow decision-makers to take action with respect to the 2013 ROIC results.

The Company is in the process of devising and adopting a risk management plan consistent with its policy if any conflict minerals from the Covered Countries are included in any products supplied to the Company.  Under the Company’s policy, suppliers who do not comply with the Company’s policy will be reviewed for continuing business with the Company and the loss of that business will likely result.  Because the Company has no reason to believe that its necessary conflict minerals may have originated in any Covered Country, the Company did not take any action with respect to suppliers as a result of the 2013 ROIC.

The Company intends to strengthen its conflict minerals supply chain management as necessary to respond to newly identified or changed risks, to develop further assurances relating to the accuracy of conflict minerals country of origin information, and to improve engagement with suppliers in the Company’s compliance efforts.

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain

The Company is considering whether it is appropriate to carry out or participate in any audits of the Company’s supply chain in light of the risks presented by conflict minerals in the Company’s supply chain, the Company’s evolving strategies to respond to these risks, and the increased voluntary participation by those within the supply chain in conflict mineral audit or certification programs, particularly at the smelter/refiner level.

5.	Report on supply chain due diligence

The Company is publicly reporting on its conflict minerals and supply chain policies and practices through furnishing this Form SD, as well as by making a copy of the Conflict Minerals Disclosure included in this Form SD publicly available on the Company’s website at www.clearfieldconnection.com by following the link under “Contact Us.”

Item 1.02	Exhibit

Not applicable.

Section 2 – Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CLEARFIELD, INC.

/s/ Daniel Herzog	May 30, 2014
By Daniel Herzog, Chief Financial Officer	Date